AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                        Financial Statements and Schedule

                        December 31, 2001, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

                                       OR

[  ]   TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)  OF THE  SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _______________ to_______________


COMMISSION FILE NUMBER:  000-27399


         1. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

              American Savings Bank Employees' Savings and Profit Sharing Plan

         2. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

              American Financial Holdings, Inc.
              102 West Main Street
              New Britain, Connecticut 06051

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                                TABLE OF CONTENTS

                                                                            PAGE

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits                         2

Statements of Changes in Net Assets Available for Plan Benefits              3

Notes to Financial Statements                                                4


SUPPLEMENTAL SCHEDULE

    Schedule H - Line 4i - Schedule of Assets Held at End of Year            9

REQUIRED INFORMATION                                                        10

SIGNATURES                                                                  11

EXHIBIT INDEX                                                               12
    Independent Auditors' Consent

Note: The following schedules, as required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974 are not applicable.

       Line 4j - Schedule of Reportable Transactions
       Line 4k - Schedule of Investment Assets (Acquired and Disposed of Within
       Year)
       Schedule G Parts I and II - Loans and Leases in Default
       Schedule G Part III - Non-exempt Transactions

                          INDEPENDENT AUDITORS' REPORT

The Human Resources Committee
American Savings Bank
New Britain, Connecticut:


We have audited the accompanying statements of net assets available for plan benefits of the American Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /s/KPMG LLP
June 7, 2002

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000


                                                                        2001              2000
                                                                  -------------       ------------
Assets:
  Investments (cost basis of $10,791,556 in 2001 and $9,703,616
      in 2000) (note 3)                                          $   15,580,819    $   13,630,129
  Participant loans                                                     576,868           485,193
  Cash                                                                    6,825            15,517
  Accrued income                                                             91               212
  Net proceeds receivable from investment transactions                   20,558                 -
  Contributions receivable from employees                                     -            54,804
                                                                   -------------      ------------

      Total assets                                                   16,185,161        14,185,855
                                                                   -------------      ------------

Liabilities:
  Accounts payable                                                            -               296
                                                                   -------------      ------------

      Total liabilities                                                       -               296
                                                                   -------------      ------------

      Net assets available for plan benefits                     $   16,185,161    $   14,185,559
                                                                   =============      ============

See accompanying notes to financial statements.

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

         Statements of Changes in Net Assets Available for Plan Benefits


                  Years ended December 31, 2001, 2000 and 1999

                                                                       2001               2000               1999
                                                                  -------------      -------------       -------------
Additions to net assets attributed to:
    Investment income:
       Net change in unrealized appreciation
          in fair value of investments                          $     862,749    $     2,706,251     $     1,220,531
       Interest and dividend income                                   356,929            302,157             213,537
       Other income                                                     3,327                  -               4,492
       Realized gain on investments                                   647,749            330,960             206,665
       Interest income on participant loans                            48,204             32,884              36,868
    Employer contributions                                                  -                  -             210,961
    Employee contributions                                            779,255            817,012             817,054
                                                                  -------------      -------------       -------------
            Total additions                                         2,698,213          4,189,264           2,710,108
                                                                  -------------      -------------       -------------

Deductions from net assets attributed to:
    Net withdrawals by participants                                  (666,609)          (291,510)           (721,918)
    Refund to plan participants (note 5)                                    -             (2,842)            (72,275)
    Administrative expenses                                           (32,002)           (29,961)            (16,145)
                                                                  -------------      -------------       -------------

            Total deductions                                         (698,611)          (324,313)           (810,338)
                                                                  -------------      -------------       -------------

Net increase                                                        1,999,602          3,864,951           1,899,770

Net assets available for plan benefits as of
    beginning of year                                              14,185,559         10,320,608           8,420,838
                                                                  -------------      -------------       -------------

Net assets available for plan benefits as
    of end of year                                              $  16,185,161    $    14,185,559     $     10,320,608
                                                                  =============      =============       =============


See accompanying notes to financial statements.

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                         Notes to Financial Statements

                        December 31, 2001, 2000 and 1999

(1)    DESCRIPTION OF THE PLAN

       The following brief description of the American Savings Bank (a wholly owned subsidiary of American Financial Holdings, Inc.) Employees' Savings and Profit Sharing Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       GENERAL

       The Plan, which became effective December 1, 1985, is a defined contribution plan sponsored by American Savings Bank (the Bank). Prior to December 1, 2000 employees were eligible to participate in the Plan if they had completed at least one year of service which included 1,000 hours of service. An amendment to the plan effective December 1, 2000 changed the eligibility requirements to allow employees to participate in the Plan on the first day of the calendar month coinciding with or immediately following one full month of employment which includes 83 1/3 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees must be over the age of 21 in order to be eligible.

       CONTRIBUTIONS

       Participants may authorize payroll deductions of up to 15% of their earnings in 1% increments. A participant's contribution up to 6% of earnings is considered a basic contribution. During 1999, the Bank made a matching contribution equal to 50% of such amount. Effective January 1, 2000, the Plan was amended to state that there would no longer be an employer matching contribution. The Plan also allows for the Bank to make a special supplemental contribution. During 1999, 2000 and 2001, the Bank did not make any supplemental contributions to the Plan. The Bank has the right under the Provisions of the Plan to discontinue its contributions at any time. All investments in the Plan are participant directed. Earnings consist of basic salary or hourly wages payable to an employee, including bonuses, incentive payments and overtime. Participants may apportion such contributions among the following Barclays Global Investors, N.A. (Barclays) collective trust funds: Equity Index; S&P Mid Cap Stock Fund; Money Market Fund; Bond Fund; Stable Value Fund; International Stock Fund; Income Plus Fund; Growth & Income Fund; Growth Fund; S&P 500 Value Fund; S&P 500 Growth Fund and Russell 2000 Fund. In connection with the conversion of American Savings Bank from a state-chartered mutual to a state-chartered capital stock savings bank and the simultaneous formation of American Financial Holdings, Inc. (the Company) on November 30, 1999, the participants also have an additional investment option of purchasing stock in the Company.

       On January 1, 2002 an amendment to the plan was adopted to allow eligible members who meet the requirements under Section 414(v) of the Internal Revenue Service Code ("Code") to make catch up contributions to the plan. Such catch up contributions shall not be taken into account for purposes of the provisions of the Plan implementing the required limitations of Sections 402(g) and 415 of the Code. The Plan shall not be treated as failing to satisfy the provisions of the Plan implementing the

                        AMERICAN SAVINGS BANK EMPLOYEES'
                         SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999



       requirements of section 401(k) (3), 401(k)(11), 401(k)(12), 410(b), or
       416 of the Code, as applicable, by reason of the making of such catch-up contributions.

       VESTING

       All participants are fully vested in their own contributions. Effective September 1, 1999, employees become fully vested in employer matching and special supplemental contributions on the first of the month following completion of three years of eligibility. Prior to September 1, 1999, employees became vested in employer matching and special supplemental contributions on the first of the month following completion of five years of eligibility.

       PAYMENT OF BENEFITS

       Upon termination of service, permanent disability or death, a lump sum payment is made to the participant or the participant's estate. Distributions with respect to participant contributions are also permitted in the case of hardship as defined in the Plan document. All distributions are made by check.

       PARTICIPANT LOANS

       The participant loans accrue interest and are repaid through payroll deductions over terms selected by the participants, up to a maximum of five years unless the loan is to be used in conjunction with the purchase of a principal residence of the participant, in which case the term of the loan may not be for more than 180 months. All loans bear interest at the Bank's prime lending rate plus 1%. Participants have the ability to borrow up to 50% of their account balances, not to exceed $50,000.

       FORFEITURES

       Forfeitures of nonvested accounts of employer contributions and earnings thereon shall be made available to the employer, through transfer from the participant's account to the employer credit account. Once the transfer has occurred, such amounts shall be used at the option of the Bank to (1) reduce administrative expenses for that contribution period
       (2) offset any contributions to be made by the Bank for that contribution period or (3) be allocated to all eligible participants deemed to be employed as of the last day of the contribution period. Forfeitures amounted to $ 27,881 and $30,742 at December 31, 2001 and 2000, respectively.

       ROLLOVERS

       Members may elect to make, directly or indirectly, a rollover contribution to the Plan of amounts held on their behalf in (i) an employee benefit plan qualified under Section 401(a) of the IRS Code, or
       (ii) an individual retirement account of annuity as described in Section 408(d)(3) of the IRS Code.

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999



(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION

       The accompanying financial statements have been prepared using the accrual basis of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       Investments in collective trust funds (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. The common shares of American Financial Holdings, Inc. are valued at fair value, which is based on the market price as quoted on the NASDAQ National Market. Realized and unrealized gains and losses on investments are based on the average cost of the investments. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

       LOAN VALUATION

       Loans to participants are stated at amortized cost, which approximates their market value.

       PAYMENT OF BENEFITS/WITHDRAWALS

       Benefits/withdrawals are recorded when paid.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       NEW ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999



       entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, "Deferral of the Effective Date of FASB Statement No. 133 - An amendment of FASB Statement No. 133", the Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management has determined SFAS No. 133 did not have an impact on the Plan Financial statements.

 (3)   INVESTMENTS

       The following table represents the fair value of individual investments, which exceed 5% of the Plan's net assets.

                                                                                             2001                2000
                                                                                        ---------------     -------------
       American Financial Holdings, Inc. common stock,
           376,046 units in 2001 and 392,835 units in 2000*                            $   9,555,329      $   8,102,222
       Barclays Equity Index Collective Trust Fund, 119,496 units in 2001
           and 125,362 units in 2000                                                       1,829,064          2,177,544
       Barclays Government Money Market Fund, 2,636,685 units in 2001
           and 2,139,100 units in 2000                                                     2,636,685          2,139,100

       *Indicates party-in-interest to the Plan.

       During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,510,498 and $3,037,211 respectively, as follows:

                                               2001              2000              1999
                                           --------------   ---------------    --------------
       Collective trust funds            $     (278,969)   $     (223,226)   $      454,825
       Common stock*                          1,789,467         3,260,437           972,371
                                           --------------   ---------------    --------------

                                         $    1,510,498    $    3,037,211    $    1,427,196
                                           ==============   ===============    ==============

       *Indicates party-in-interest to the Plan.

(4)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Bank has the right under the provisions of the Plan to terminate the Plan at any time, subject to provisions of ERISA. In the event of Plan termination the participants' account balances would become nonforfeitable and distributable in accordance with the provisions of the Plan.

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999



(5)   INCOME TAX STATUS

      The Plan has received a tax determination letter from the Internal Revenue Service dated September 14, 1995 indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, exempt from federal income taxes. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Routine compliance testing for 1999 revealed that allocations under a newly instituted ESOP would cause Plan contributions to exceed the limits permissible under the IRC Section 415 for certain individuals. In order to avoid violating these limitations the Plan refunded $75,117 to the employees affected during the first and second quarters of 2000.

      The Plan sponsor does not believe that these matters will have a significant impact on the Plan and its exemption from federal income taxes. Compliance testing was completed for the year 2001 activity and it was determined that contributions were within limits allowable under IRS
      Section 415.

(6)   RELATED PARTY TRANSACTIONS

      The Bank of New York is the Trustee as defined by the Plan and receives fees paid by the Plan for its services. These fees amounted to $32,002, $29,961 and $16,145 for the years ended December 31, 2001, 2000, and 1999, respectively.

                        AMERICAN SAVINGS BANK EMPLOYEES'
                        SAVINGS AND PROFIT SHARING PLAN


                 Schedule H - Line 4i - Schedule of Assets Held
                                 at End of Year


                               December 31, 2001

                                                                                                                        CURRENT
          IDENTITY OF ISSUE                                    NUMBER OF SHARES/UNITS HELD                               VALUE
-------------------------------------------- ------------------------------------------------------------- -------------------------
American Financial Holdings,
    Inc. common stock *                          376,046.000  units: net asset value per unit $25.41               $      9,555,329
Barclays Equity Index
    Collective Trust Fund                        119,468.579  units: net asset value per unit $15.31                      1,829,064
Barclays S&P Mid Cap Stock
    Collective Trust Fund                         11,115.251  units: net asset value per unit $18.65                        207,299
Barclays Government Money
    Market Fund                                2,636,684.850  units: net asset value per unit $1.00                       2,636,685
Barclays Bond Collective
    Trust Fund                                     7,837.862  units: net asset value per unit $14.69                        115,138
Barclays Stable Value
    Collective Trust Fund                         32,643.025  units: net asset value per unit $13.263                       432,944
Barclays International Stock
    Collective Trust Fund                          4,172.179  units: net asset value per unit $9.494                         39,611
Barclays Income Plus
    Collective Trust Fund                          1,719.539  units: net asset value per unit $13.13                         22,578
Barclays Growth & Income
    Collective Trust Fund                         27,612.815  units: net asset value per unit $13.01                        359,243
Barclays Growth Collective
    Trust Fund                                    19,934.490  units: net asset value per unit $12.55                        250,177
Barclays S&P 500 Value
    Trust Fund                                     5,218.238  units: net asset value per unit $10.08                         52,600
Barclays S&P 500 Growth
    Trust Fund                                     6,751.704  units: net asset value per unit $8.56                          57,795
Barclays Russell 2000
    Trust Fund                                     1,914.031  units: net asset value per unit $11.68                         22,356
                                                                                                                    ---------------
         Total investments                                                                                         $     15,580,819
                                                                                                                    ================


Loans to participants *                                       Interest rates between 5.75% - 10.5%                 $        576,868
                                                                                                                    ================


* Indicates party-in-interest to the Plan

                              REQUIRED INFORMATION


       ITEM 1-3. The American Savings Bank Employees' Savings and Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA) and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


       Date:  June 28, 2002              AMERICAN SAVINGS BANK EMPLOYEES'
                                         SAVINGS AND PROFIT SHARING PLAN


                                          By:/s/Richard J. Moore
                                             ----------------------------
                                             Richard J. Moore
                                             Plan Administrator

                                  EXHIBIT INDEX
                        ---------------------------------


   EXHIBIT
    NUMBER                                     DESCRIPTION
---------------  ---------------------------------------------------------------

      23                                    Consent of KPMG LLP

                                  EXHIBIT INDEX

                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
American Financial Holdings, Inc.:


We consent to the incorporation by reference in the registration statement (No. 333-93953) on Form S-8 of American Financial Holdings, Inc. of our report dated June 7, 2002, relating to the statements of net assets available for benefits of the American Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of American Financial Holdings, Inc.


                                         /s/KPMG LLP


Hartford, Connecticut
June 26, 2002